1. Name and Address of Reporting Person
   Brockett, Francesca L.
   Toys R Us, Inc.
   461 From Road
   Paramus, NJ 07652-3526
2. Issuer Name and Ticker or Trading Symbol
   Toys R Us, Inc. (TOY)
3. IRS or Social Security Number of Reporting Person (Voluntary)
4. Statement for Month/Year
   7/2001
5. If Amendment, Date of Original (Month/Day/Year)
6. Relationship of Reporting Person(s) to Issuer (Check all applicable)
   ( ) Director                   ( ) 10% Owner
   (X) Officer (give title below) ( ) Other (specify below)
   Executive Vice President - Strategic Planning & Bus. Dev.
7. Individual or Joint/Group Filing (Check Applicable Line)
   (X) Form filed by One Reporting Person
   ( ) Form filed by More than One Reporting Person

TABLE I -- Non-Derivative Securities Acquired, Disposed of, or Beneficially Owned
+---------------------------------+----------+-------------+-----------------------------+----------------+-----------+------------+
|1. Title of Security             |2. Trans- |3. Trans-    |4. Securities Acquired (A)   |5. Amount of    |6. Owner-  |7. Nature   |
|                                 |   action |   action    |   or Disposed of (D)        |   Securities   |   ship    |   of In-   |
|                                 |   Date   |   Code      |                             |   Beneficially |   Form:   |   direct   |
|                                 |          |             |                             |   Owned at     |   Direct  |   Bene-    |
|                                 |  (Month/ |             |                             |   End of       |   (D) or  |   ficial   |
|                                 |   Day/   +-------+-----+-----------+------+----------+   Month        |   Indirect|   Owner-   |
|                                 |   Year)  |Code   |V    |Amount     |A/D   |Price     |                |   (I)     |   ship     |
+---------------------------------+----------+-------+-----+-----------+------+----------+----------------+-----------+------------+
Common Stock                       07/05/2001 M <F1>        13000       A      $15.5300                    D
Common Stock                       07/05/2001 F <F1>        -13000      D      $24.7700   38854            D
Common Stock                       07/05/2001 M <F1>        7735        A      $15.5300   12025            I           By Trust

TABLE II -- Derivative Securities Acquired, Disposed of, or Beneficially Owned
+-------------+--------+----------+---------+-----------+---------------------+----------------+----------+--------+-------+-------+
|1.           |2.      |3.        |4.       |5.         |6.                   |7.              |8.        |9.      |10.    |11.    |
|             |        |          |         |           |                     |                |          |Number  |Owner- |       |
|             |        |          |         |           |                     |                |          |of      |ship   |       |
|             |        |          |         |           |                     |                |          |Deriv-  |Form of|       |
|             |        |          |         |           |                     |Title and Amount|          |ative   |Deriv- |       |
|             |        |          |         |           |                     |of Underlying   |          |Secur-  |ative  |Nature |
|             |Conver- |          |         |Number of  |                     |Securities      |          |ities   |Secur- |of     |
|             |sion or |          |         |Derivative |Date Exercisable     +-------+--------+          |Benefi- |ity:   |In-    |
|             |Exercise|          |         |Securities |and Expiration Date  |       |Amount  |          |cially  |Direct |direct |
|             |Price of|Transac-  |Transac- |Acquired(A)|(Month/Day/Year)     |       |or      |          |Owned   |(D) or |Bene-  |
|Title of     |Deriv-  |tion Date |tion Code|Disposed(D)+----------+----------+       |Number  |Price of  |at End  |In-    |ficial |
|Derivative   |ative   |(Month/   +------+--+-----+-----+Date Exer-|Expira-   |       |of      |Derivative|of      |direct |Owner- |
|Security     |Security|Day/Year) |Code  |V |(A)  |(D)  |cisable   |tion Date |Title  |Shares  |Security  |Month   |(I)    |ship   |
+-------------+--------+----------+------+--+-----+-----+----------+----------+-------+--------+----------+--------+-------+-------+
Stock Option   $15.53   07/05/2001 M <F1>          20735 04/16/2001 10/16/2010 Common  20735    $0.0000    49265    D
(Right to Buy)                                           <F2>                  Stock
Stock Option   $16.94                                               09/28/2008 Common                      157710   D
(Right to Buy)                                                                 Stock
Stock Option   $19.72                                               04/07/2009 Common                      37500    D
(Right to Buy)                                                                 Stock
Stock Option   $22.53                                               09/28/2008 Common                      13000    D
(Right to Buy)                                                                 Stock
Stock Option   $24.77   07/05/2001 A <F1>    13000       07/05/2001 07/05/2011 Common  13000    $0.0000    13000    D
(Right to Buy)                                           <F2>                  Stock

Explanation of Responses:

<F1>
Options to purchase 20,735 shares were exercised by delivery of 13,000 shares. Upon exercise, the holder was granted restoration options to purchase 13,000 shares under the 1994 Stock Option & Performance Incentive Plan. As a condition of such grant, 7,735 shares out of the 20,735 shares deliverable upon such exercise were placed into a trust established by the Issuer. Fifty percent of the shares placed in trust will not vest until 1.5 years from the exercisable date of the original option. The remaining fifty percent of the shares placed in trust will not vest until 2.5 years from the exercisable date of the original option.
<F2>
Such options are subject to forfeiture, after the date exercisable, under certain conditions.

SIGNATURE OF REPORTING PERSON
/s/ Francesca L. Brockett

DATE
08/03/2001